Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Reilly Ph: 617 914 6524	Elan Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: 617 679 2812	Elan Chris Burns Ph: 353 1 709 4444 800 252 3526

NEW TYSABRI® DATA TO BE PRESENTED AT THE EUROPEAN COMMITTEE
FOR TREATMENT AND RESEARCH IN MULTIPLE SCLEROSIS

Study Shows Increased Proportion of Patients Achieve Disease-Free Status with TYSABRI

Separate Study Demonstrates Plasma Exchange May Be an Effective Tool to Accelerate
TYSABRI Removal

Prague, Czech Republic – October 11, 2007 – Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced that TYSABRI® (natalizumab) treatment significantly increases the proportion of disease-free patients with multiple sclerosis (MS) according to a post hoc analysis of the Phase III AFFIRM study to be presented on Saturday, October 13, 2007 at the 23rd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Prague, Czech Republic.  Also to be presented on Saturday will be findings from the PLEX study which suggest that plasma exchange may be an effective means of accelerating the removal of TYSABRI from the circulation.

Post Hoc Analysis of Phase III AFFIRM Study
The proportion of disease-free patients in the AFFIRM study was determined based upon clinical and MRI criteria.  The proportion of disease-free patients over two years was significantly higher in the TYSABRI-treated group compared with the placebo group regardless of how disease free was defined.

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Clinically, disease free was defined as no relapses and no progression of disability (as defined by >1.0-point increase in Expanded Disability Status Scale (EDSS) score from a baseline score of >1.0, or a >1.5-point increase from a baseline score of 0.0, sustained for 12 weeks) over two years.  MRI disease free was defined as no gadolinium-enhancing lesions and no new or enlarging T2-hyperintense lesions.

Using clinical and MRI disease-free criteria combined, the most stringent definition of disease free, 36.7% of TYSABRI-treated patients had no relapses, disability progression or MRI activity compared with 7.2% of placebo patients (p<0.0001).  In the clinical analysis, 64.3% of TYSABRI-treated patients vs. 38.9% placebo-treated patients(p<0.0001) were disease free or without relapses and disability progression.  Using MRI measures, 57.7% of TYSABRI-treated patients vs. 14.2% placebo-treated patients (p<0.0001); were disease free, or without gadolinium-enhancing lesions and new or enlarging T2-hyperintense lesions.

“These data demonstrate the dramatic effect TYSABRI can have on critical measures of multiple sclerosis.  In addition to the impact on individual clinical and MRI outcomes, it is striking that more than one-third of patients were free of relapses, disability progression and MRI activity after two years of treatment. This suggests that TYSABRI may offer patients freedom from many of their MS symptoms,” said Eva Havrdová, MD, PhD, Director of the Center for Demyelinating Diseases at the First School of Medicine, General University Hospital, Charles University, Prague, Czech Republic.

PLEX Plasma Exchange Study
Results from the PLEX study also to be presented suggest that plasma exchange may be an effective means of accelerating the removal of TYSABRI from blood serum.  Plasma exchange is one of several research efforts the companies have underway to learn more about potential interventions or treatments for progressive multifocal leukoencephalopathy (PML), a rare side effect of TYSABRI.

“These data from the PLEX study are encouraging as they show the removal of TYSABRI is faster following plasma exchange.  Time will tell whether plasma exchange develops as an effective treatment approach for PML,” said Bhupendra O. Khatri, MD, Medical Director of the Regional MS Center, Aurora St. Luke’s Medical Center, Milwaukee, WI.

PLEX is an open-label, single-arm, multicenter exploratory study involving 12 patients with relapsing-remitting MS designed to explore whether plasma exchange could significantly reduce the concentration of TYSABRI in blood serum and alpha 4-integrin receptor saturation.  Based on the PLEX findings, plasma exchange was effective at accelerating the normal decline of serum TYSABRI concentrations.

Plasma exchange was generally well tolerated with no increase in MS disease activity following plasma exchange. There were no study discontinuations due to adverse events and all patients returned to TYSABRI treatment without complications.  Further investigations are needed to determine whether plasma exchange holds promise as an intervention in the setting of PML.

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About TYSABRI

TYSABRI is a treatment approved for relapsing forms of MS in the United States and relapsing-remitting MS in the European Union. According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualized relapse rate compared to placebo and reduced the relative risk of disability progression by 42-54% (p<0.001).

TYSABRI increases the risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants. Herpes infections were slightly more common in patients treated with TYSABRI. In MS trials, the incidence and rate of other serious and common adverse events, including the overall incidence and rate of infections, were balanced between treatment groups.  Common adverse events reported in TYSABRI-treated patients include headache, fatigue, infusion reactions, urinary tract infections, joint and limb pain, and rash.

In addition to the United States and European Union, TYSABRI is also approved in Switzerland, Canada, Australia, New Zealand and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

For more information about TYSABRI please visit www.tysabri.com, www.biogenidec.com or www.elan.com, or call 1-800-456-2255.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec’s significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward-Looking Statements
This press release contains forward-looking statements regarding TYSABRI and the PLEX study.  These statements are based on the companies’ current beliefs and expectations.  The commercial potential of TYSABRI is subject to a number of risks and uncertainties.  Factors which could cause actual results to differ materially from the companies’ current expectations

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include the risk that we may be unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected hurdles.  Drug development and commercialization involves a high degree of risk.

For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission.  The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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